1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

To clarify the cash consideration to be distributed to SPIL shareholders under

Joint Share Exchange MOU executed by and between ASE and SPIL

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/27

Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL” or the “Company”) announced that in light of news stories published by several medias about the execution of the Joint Share Exchange Memorandum of Understanding between SPIL and Advanced Semiconductor Engineering, Inc. (“ASE”), the parties plan to establish a new holding company and that cash consideration to be distributed to shareholders of SPIL (NT$55 per share payable in cash) by the new holding company in order to acquire 100% of SPIL’s shares, we hereby clarifies as follows.

The actual cash consideration which is NT$55 per share will be reduced because of SPIL’s issuance of shares or cash dividends before the share exchange record date. In addition, the actual cash consideration will also be adjusted in accordance with relevant laws and regulations. Both parties agree to designate a final date of the share exchange record date in the Joint Share Exchange Agreement.

About Siliconware Precision Industries Co., Ltd.

Siliconware Precision Industries Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL”) is one of the world’s leading independent providers of semiconductor packaging and testing services. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. SPIL also offers its customers turnkey service, from packaging and testing to shipment service. For further information, visit SPIL’s web site at www.spil.com.tw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 27, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer